UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Entrée Commences US$5,000,000 Exploration

Programs for 2007 in Mongolia and Arizona

Vancouver, B.C., Tuesday, April 10, 2007 - Entrée Gold Inc. (TSX: ETG; AMEX:EGI; Frankfurt: EKA - "Entrée" or the "Company") announces that it has mobilized field crews to commence exploration on its projects in Mongolia and Arizona. The projected budget for exploration on the Company’s projects in 2007 is approximately US$5 million. Budgets may be adjusted, depending upon the success of our exploration efforts.

Work on Entrée's Lookout Hill project in Mongolia will focus on further defining copper, gold and molybdenum showings identified during prior field seasons. At Manlai, diamond drilling will test the copper system outlined in the 2006 exploration program. At Sol Dos, Arizona, the Company intends to test for a deep, high-grade porphyry copper system, similar to that present at the joint Rio Tinto-BHP Resolution deposit that lies approximately 100 km (65 miles) to the west-northwest.

"We have made significant progress in advancing our Lookout Hill land holdings outside of the agreement area with Ivanhoe," said Greg Crowe, President and CEO for Entrée. “In 2006, we tested several promising exploration targets, which greatly enhanced our understanding of the geology and mineralizing systems in the area. Further, near the end of the drill season, we tested a molybdenum geochemical anomaly with scattered showings extending along 9 km of a north-south granitic contact. This zone was tested by two widely spaced drill holes, both of which encountered significant molybdenum values, with Hole EG0647 returning 40 m of 0.037% Mo and 12 m of 0.094% Mo.”

Entrée has budgeted US$3.8 million for exploration on the portion of its Lookout Hill property that lies outside of the Entrée-Ivanhoe Mines Ltd. (TSX:IVN, NYSE: IVN; NASDAQ:IVN – “Ivanhoe”) agreement area. Areas to be tested include the molybdenum showings that were discovered in late 2006 drilling (see Entrée's news release of January 10, 2007), the West Grid copper-gold zone immediately to the west of Ivanhoe's Oyu Tolgoi concession, the Zone III gold target and the areas surrounding the Bayan Ovoo and Ring Dyke showings. Work is to include geophysical, geochemical and geological surveys in combination with approximately 8,000 m of drilling.

At Manlai, located approximately 120 km north of Lookout Hill, the Company is planning a program that includes 2,000 m of diamond drilling to further test a zone of copper mineralization outlined by drilling in 2006 (see press release from January 10, 2007). This program is budgeted at US$600,000.

At Sol Dos, Arizona, drill targets have been sited and permitting has been approved by the Bureau of Land Management. Entrée has budgeted US$460,000 for this project, including a planned 2,000 m drill program. Drilling is anticipated to start within a week.

Mr. Crowe further noted, “On March 29, 2007, we announced the updated resource estimate for the Hugo North Extension, which upgraded the previous inferred resource estimate to indicated and inferred status. This takes us one step closer to realizing the asset value of this resource and allows it to be incorporated into the upcoming Ivanhoe – Rio Tinto mining study.”

Ivanhoe is currently drill testing the interpreted southern extension of the Oyu Tolgoi mineralized system on the Javhlant concession of Lookout Hill, which also forms part of the Entrée-Ivanhoe agreement area.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

The resource estimate announced on March 29, 2007 was independently estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by NI 43-101, under the direction of Dr. Harry Parker, P. Geo. Dr. Parker is an employee of AMEC and an independent qualified person, as defined by NI 43-101. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

A Lookout Hill technical report complying with the requirements of National Instrument 43-101 is available for viewing on www.sedar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has an option to acquire an early-stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”), and hosts the Hugo North Extension of the Hugo Dummett Deposit.

Lookout Hill Earn-in Agreement and Hugo North Extension

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. The Hugo North Extension on Lookout Hill, identified through drilling conducted by Ivanhoe as part of the Earn-In Agreement, contains an indicated resource of 117 million tonnes averaging 1.8% copper and 0.61 grams per tonne (g/t) gold for a copper equivalent grade of 2.19%. The contained metal in this Indicated Resource is estimated at 4.6 billion pounds of copper and 2.3 million ounces of gold. An additional Inferred Resource for this area is estimated at 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold for a copper equivalent grade of 1.35%, containing 2.4 billion pounds of copper and 950,000 ounces of gold. Both the Indicated and Inferred Resources use a 0.6% copper equivalent cut-off grade. No consideration was made for metallurgical recoveries. (See the Company news release from March 29, 2007).

Rio Tinto and Ivanhoe Investment in Entrée

Significant investments by Rio Tinto (NYSE: RTP; LSX: RIO; ASX: RIO – “Rio Tinto”) and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$16 million. Entrée plans to use these funds to explore its wholly owned projects in Mongolia and Arizona, and to acquire and explore new projects globally. Ivanhoe and Rio Tinto are the largest shareholders of Entrée, holding approximately 15% and 9% of Entrée’s issued shares, respectively. They have the option to increase their positions to approximately 16% each, by exercising warrants at C$2.75 per share and C$3.00 per share.

Rio Tinto Investment in Ivanhoe

On October 18, 2006, Rio Tinto announced its plans to invest up to US$1.5 billion to acquire a 33.35% equity interest in Ivanhoe, for the purpose of funding the joint development of the Oyu Tolgoi copper-gold project in Mongolia. This is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in Mongolia. Ivanhoe now has a strategic partner with sufficient capital resources to take the world’s richest porphyry copper-gold project to production.

Rio Tinto has also announced that it intends to join Ivanhoe in negotiations with the Mongolian government for a long-term investment agreement. Such an agreement would provide the basis for the financing and development of Oyu Tolgoi. The Mongolian Government appointed a “working group” in September 2006 to work with Ivanhoe for the preparation of an agreement for submission to the Mongolian government’s cabinet.

Trading

Entrée common shares trade on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

E-mail: mhamm@entreegold.com

or

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date April 10, 2007
By: /s/ Mona Forster Mona Forster, Corporate Secretary